                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-34709

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 9, 1997)                            PNC BANK LOGO

                                  $250,000,000

                                PNC FUNDING CORP

                           6 1/8% SUBORDINATED NOTES
                                    DUE 2009

             UNCONDITIONALLY GUARANTEED ON A SUBORDINATED BASIS BY

                                 PNC BANK CORP.
                               ------------------

     The Subordinated Notes will mature on February 15, 2009. Interest on the Subordinated Notes is payable semiannually on February 15 and August 15 beginning August 15, 1999. The Subordinated Notes are unconditionally guaranteed on a subordinated basis by PNC Bank Corp. and rank equally with all of PNC Funding Corp's other unsecured subordinated indebtedness. The Subordinated Notes may not be redeemed prior to maturity and will not be subject to any sinking fund.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the related Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                            PER NOTE       TOTAL
                                                            --------    ------------
PUBLIC OFFERING PRICE.....................................   99.847%    $249,617,500
UNDERWRITING DISCOUNT.....................................    0.650%    $  1,625,000
PROCEEDS TO PNC FUNDING CORP..............................   99.197%    $247,992,500

     Interest on the Subordinated Notes will accrue from February 22, 1999 to the date of delivery.

                               ------------------

     The Underwriters are offering the Subordinated Notes subject to various conditions. The Underwriters expect to deliver the Subordinated Notes to purchasers on or about February 22, 1999.

                               ------------------

SALOMON SMITH BARNEY

             CHASE SECURITIES INC.

                           GOLDMAN, SACHS & CO.

                                       PNC CAPITAL MARKETS, INC.

February 16, 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THIS PROSPECTUS SUPPLEMENT OR, WITH RESPECT TO INFORMATION INCORPORATED BY REFERENCE, AS OF THE DATE OF SUCH INFORMATION.

     THIS PROSPECTUS SUPPLEMENT AND THE RELATED PROSPECTUS MAY BE USED BY PNC CAPITAL MARKETS, INC., AN AFFILIATE OF PNC BANK CORP. AND PNC FUNDING CORP, IN CONNECTION WITH OFFERS AND SALES RELATED TO SECONDARY MARKET TRANSACTIONS IN THE NOTES. PNC CAPITAL MARKETS, INC. MAY ACT AS PRINCIPAL OR AGENT IN SUCH TRANSACTIONS. SUCH SALES WILL BE MADE AT PRICES RELATED TO PREVAILING MARKET PRICES AT THE TIME OF SALE OR OTHERWISE.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Certain Updating Information................................   S-3
PNC Bank Corp. .............................................   S-3
Summary Consolidated Financial Data.........................   S-4
Certain Terms of the Notes..................................   S-5
Underwriting................................................   S-9
Legal Opinions..............................................  S-11

                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
PNC Bank Corp. .............................................     3
PNC Funding Corp............................................     3
Supervision, Regulation and Other Matters...................     3
Consolidated Ratio of Earnings to Fixed Charges.............     6
Consolidated Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.................................     6
Use of Proceeds.............................................     7
Description of Debt Securities and Guarantees...............     7
Description of Common Stock.................................    18
Description of Preferred Stock..............................    19
Description of Depositary Shares............................    24
Plan of Distribution........................................    27
Legal Opinions..............................................    28
Experts.....................................................    28

                          CERTAIN UPDATING INFORMATION

     Written requests for copies of documents incorporated herein by reference should be directed to Lynn F. Evans, Financial Reporting, PNC Bank Corp., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707 or on the Internet to financial.reporting@pncbank.com. The information under "Incorporation of Certain Documents by Reference" in the accompanying Prospectus should be read accordingly. Certain information contained in this Prospectus Supplement updates and supersedes certain information contained in the accompanying Prospectus.

                                 PNC BANK CORP.

     PNC Bank Corp. ("PNC" or the "Corporation") is a bank holding company organized under Pennsylvania law. PNC was incorporated in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, the Corporation has diversified its geographic presence and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries.

     PNC is one of the largest diversified financial services companies in the United States and operates eight major businesses: PNC Regional Community Bank, PNC Corporate Bank, PNC Advisors, PNC Secured Finance, PNC Mortgage, BlackRock, PFPC Worldwide, and PNC National Consumer Bank.

     Financial products and services are tailored to specific customer segments and are offered nationally and in the Corporation's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio, and Kentucky. At December 31, 1998, the Corporation's consolidated assets, deposits, and shareholders' equity were $77.2 billion, $47.5 billion, and $6.0 billion, respectively.

     The corporate structure currently consists of five subsidiary banking and savings institutions and over 100 active nonbank subsidiaries. PNC Bank, National Association, headquartered in Pittsburgh, Pennsylvania ("PNC Bank"), is the Corporation's principal bank subsidiary. At December 31, 1998, PNC Bank had total consolidated assets of $71.2 billion, representing approximately 92% of the Corporation's consolidated assets.

     PNC's principal executive offices are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2702 and its telephone number is (412) 762-1553.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following unaudited table sets forth certain consolidated financial data for PNC and its subsidiaries and is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                   YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                        1998      1997      1996      1995      1994
                                                        ----      ----      ----      ----      ----
SUMMARY OF OPERATIONS (in millions)
  Interest income....................................  $ 5,313   $ 5,051   $ 4,938   $ 5,149   $ 4,724
  Interest expense...................................    2,740     2,556     2,494     3,007     2,232
  Net interest income................................    2,573     2,495     2,444     2,142     2,492
  Provision for credit losses........................      225        70                   6        84
  Noninterest income excluding net securities gains
    (losses).........................................    2,503     1,806     1,409     1,269     1,218
  Net securities gains (losses)......................      120        49        22      (280)     (142)
  Noninterest expense................................    3,261     2,662     2,348     2,498     2,275
  Applicable income taxes............................      595       566       535       219       318
  Income before cumulative effect of changes in
    accounting principles............................    1,115     1,052       992       408       891
  Cumulative effect of changes in accounting
    principles, net of tax benefits..................                                               (7)
  Net income.........................................  $ 1,115   $ 1,052   $   992   $   408   $   884
PERIOD-END BALANCE SHEET DATA (in millions)
  Total assets.......................................  $77,207   $75,120   $73,260   $73,404   $77,461
  Loans, net of unearned income......................   57,650    54,245    51,798    48,653    44,043
  Allowance for credit losses........................      753       972     1,166     1,259     1,352
  Shareholders' equity...............................    6,043     5,384     5,869     5,768     5,727
AVERAGE BALANCE SHEET DATA (in millions)
  Total assets.......................................  $74,626   $70,644   $70,807   $75,131   $74,362
  Earning assets.....................................   67,439    64,017    64,725    69,535    69,427
  Loans, net of unearned income......................   55,693    52,907    49,116    45,624    42,599
  Securities available for sale......................    7,374     8,774    13,550    22,140    24,355
  Deposits...........................................   44,896    44,534    45,117    44,830    43,937
  Borrowed funds.....................................   21,809    18,594    18,314    23,176    23,622
  Shareholders' equity...............................    5,581     5,478     5,828     5,784     5,531
SELECTED RATIOS
  Return on average common shareholders' equity......    20.81%    20.01%    17.18%     7.05%    16.09%
  Return on average assets...........................     1.49      1.49      1.40       .54      1.19
  Average common shareholders' equity to average
    total assets.....................................     7.06      7.31      8.11      7.64      7.34
  Net interest margin................................     3.85      3.94      3.83      3.15      3.64
CREDIT QUALITY RATIOS
  Nonperforming loans to period-end loans(a).........      .51       .51       .67       .74      1.28
  Nonperforming assets to period-end loans and
    foreclosed assets(b).............................      .58       .61       .88      1.10      1.73
  As a percent of average loans
    Net charge-offs..................................      .80       .51       .33       .29       .40
    Provision for credit losses......................      .40       .13                 .01       .20
    Allowance for credit losses......................     1.35      1.84      2.37      2.76      3.17
  Allowance as a percent of period-end
    Loans............................................     1.31      1.79      2.25      2.59      3.07
    Nonperforming loans..............................   255.25    351.79    334.40    351.68    239.29
RATIO OF EARNINGS TO FIXED CHARGES(c)
  Excluding interest on deposits.....................     2.25x     2.38x     2.39x     1.42x     2.10x
  Including interest on deposits.....................     1.60      1.62      1.60      1.21      1.53

---------------
(a) Nonperforming loans are comprised of nonaccrual and restructured loans.

(b) Nonperforming assets are comprised of nonperforming loans, foreclosed assets, and assets held for accelerated disposition.

(c) The consolidated ratio of earnings to fixed charges has been computed by dividing income before income taxes, cumulative effect of changes in accounting principles, and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), borrowed funds discount amortization expense, and the portion of net rental expense which is deemed to be equivalent to interest on debt. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other funds borrowed, and subordinated debt.

                           CERTAIN TERMS OF THE NOTES

     The 6 1/8% Subordinated Notes Due 2009 (the "Notes") will be issued by PNC Funding Corp, a wholly-owned indirect subsidiary of the Corporation ("PNC Funding"). The Notes will constitute a series of Subordinated Debt Securities, as such term is defined in the accompanying Prospectus. The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Subordinated Debt Securities in the accompanying Prospectus, to which description reference is hereby made. The accompanying Prospectus sets forth the meaning of certain capitalized terms used herein and not otherwise defined.

                                    GENERAL

     The Notes will be limited to $250,000,000 aggregate principal amount and will be issued under an Indenture dated as of December 1, 1991, among PNC, PNC Funding and The Chase Manhattan Bank, as Trustee, as amended by a Supplemental Indenture dated as of February 15, 1993 (as amended, the "Indenture"), which is more fully described in the accompanying Prospectus. The Notes are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by PNC.

     The Notes will bear interest at a rate of 6 1/8% per annum from February 22, 1999, which will be payable semiannually in arrears on February 15 and August 15 of each year, commencing August 15, 1999 (each, an "Interest Payment Date"). Interest will be payable to the persons in whose names the Notes are registered at the close of business on January 31 or July 31, as the case may be, next preceding such Interest Payment Dates. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest period relating to an Interest Payment Date shall be the period from but not including the preceding Interest Payment Date (or from but not including February 22, 1999, in the case of the first Interest Payment Date) to and including the relevant Interest Payment Date (the "Interest Period").

     The Notes will mature on February 15, 2009. The Notes may not be redeemed prior to their stated maturity. The Notes will not be subject to any sinking fund.

                     SUBORDINATION OF NOTES AND GUARANTEES

Subordination of the Notes to Senior Indebtedness of PNC Funding

     The Notes will be unsecured and will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of PNC Funding (defined in the Indenture as "Senior Company Indebtedness"). At January 31, 1999, the outstanding Senior Indebtedness of PNC Funding was approximately $254.1 million.

     "Senior Indebtedness of PNC Funding" means the principal of, and premium, if any, and interest on, (i) all "indebtedness for money borrowed" of PNC Funding whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, and (ii) any deferrals, renewals or extensions of any such indebtedness, except that the following indebtedness of PNC Funding is not considered to be "Senior Indebtedness of PNC Funding":

        - indebtedness of PNC Funding that by its terms is expressly stated (i) not to be superior in right of payment to the Notes or (ii) to rank pari passu with the Notes, and

        - the following subordinated notes of PNC Funding:

             (1) 9 7/8% Subordinated Notes Due 2001,

             (2) 6 7/8% Subordinated Notes Due 2003,

             (3) 6 1/8% Subordinated Notes Due 2003,

             (4) 7 3/4% Subordinated Notes Due 2004,

             (5) 6 7/8% Subordinated Notes Due 2007, and

             (6) 6 1/2% Subordinated Notes Due 2008.

     The term "indebtedness for money borrowed" as used in the prior sentence means any obligation of, or any obligation guaranteed by, PNC Funding for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments, any capitalized lease obligation, and any deferred obligation for payment of the purchase price of any property or assets.

     Senior Indebtedness of PNC Funding would include any borrowings under the $500 million credit facility under an Amended and Restated Credit Agreement dated as of March 18, 1996 (the "$500 Million Credit Facility"), under which no amounts are currently outstanding. There is no limitation on the issuance of additional Senior Indebtedness of PNC Funding.

Subordination of the Notes to Certain Other Obligations of PNC Funding

     In certain events of insolvency of PNC Funding, the payment of the principal of and interest on the Notes will, to the extent set forth in the Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Company Obligations and will be subject to an obligation to pay any Excess Proceeds (as defined in the Indenture) to creditors in respect of any unpaid Other Company Obligations. "Other Company Obligations" means obligations of PNC Funding associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, or any similar arrangements, unless the instrument by which PNC Funding incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC Funding. At January 31, 1999, there were no Other Company Obligations of PNC Funding.

Parity of the Notes with Subordinated Indebtedness of PNC Funding

     PNC Funding's obligations under the Notes will rank pari passu in right of payment with the Existing Company Subordinated Indebtedness (as defined in the Indenture). As defined in the Indenture, the Existing Company Subordinated Indebtedness currently consists of PNC Funding's 9 7/8% Subordinated Notes Due 2001. At January 31, 1999, the outstanding Existing Company Subordinated Indebtedness was approximately $100 million.

     The Notes will also rank pari passu in right of payment with the following subordinated notes of PNC Funding:

        - 6 7/8% Subordinated Notes Due 2003,

        - 6 1/8% Subordinated Notes Due 2003,

        - 7 3/4% Subordinated Notes Due 2004,

        - 6 7/8% Subordinated Notes Due 2007, and

        - 6 1/2% Subordinated Notes Due 2008.

     At January 31, 1999, $200 million, $250 million, $200 million, $350 million, and $140 million, respectively, in principal amounts of such subordinated notes were outstanding. As with Holders of the Notes, the holders of such subordinated notes of PNC Funding are subject to an obligation to pay any Excess Proceeds to creditors in respect of any unpaid Other Company Obligations. Therefore, in certain events of insolvency of PNC Funding, Holders of the Notes will recover the same, ratably, as holders of such subordinated notes of PNC Funding.

Subordination of the Guarantees to Senior Indebtedness of PNC

     The Notes will be unconditionally guaranteed by PNC, on a subordinated basis, as to payment of principal and interest when and as the same shall become due and payable (the "Subordinated Guarantees"). The Subordinated Guarantees will be unsecured and will be subordinate and junior in right of payment to PNC's obligations to the holders of Senior Indebtedness of PNC (defined in the Indenture as "Senior Guarantor Indebtedness"). At January 31, 1999, the outstanding Senior Indebtedness of PNC was approximately $554.1 million.

     "Senior Indebtedness of PNC" (defined in the Indenture as "Senior Guarantor Indebtedness") means the principal of, and premium, if any, and interest on, (i) all "indebtedness for money borrowed" of PNC, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, and (ii) any deferrals, renewals or extensions of any such indebtedness of PNC, except that the following indebtedness of PNC is not considered to be "Senior Indebtedness of PNC":

        - indebtedness of PNC that by its terms is expressly stated (i) not to be superior in right of payment to the Subordinated Guarantees or (ii) to rank pari passu with the Subordinated Guarantees,

        - PNC's 8 1/4% Convertible Subordinated Debentures Due 2008, and

        - PNC's guarantee of the following indebtedness of PNC Funding:

             (1) 9 7/8% Subordinated Notes Due 2001,

             (2) 6 7/8% Subordinated Notes Due 2003,

             (3) 6 1/8% Subordinated Notes Due 2003,

             (4) 7 3/4% Subordinated Notes Due 2004,

             (5) 6 7/8% Subordinated Notes Due 2007, and

             (6) 6 1/2% Subordinated Notes Due 2008.

     The term "indebtedness for money borrowed" as used in the prior sentence means any obligation of, or any obligation guaranteed by, PNC for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments, any capitalized lease obligation, and any deferred obligation for payment of the purchase price of any property or assets.

     "Senior Indebtedness of PNC" includes PNC's guarantee of the following senior notes of PNC Funding:

        - 5.43% Senior Notes Due 2000,

and the following joint and several obligations of PNC and PNC Bancorp, Inc. assumed in connection with the merger of Midlantic Corporation with PNC Bancorp, Inc. at December 31, 1995:

        - 9.25% Senior Notes Due 1999,

        - 9.875% Subordinated Capital Notes Due 1999, and

        - 9.20% Subordinated Capital Notes Due 2001.

     "Senior Indebtedness of PNC" would also include PNC's guarantee of any borrowings under the $500 Million Credit Facility. There is no limitation under the Indenture on the issuance of additional Senior Indebtedness of PNC.

Parity of the Guarantees with Subordinated Indebtedness and Guarantees of PNC

     PNC's obligations under the Subordinated Guarantees will rank pari passu in right of payment with each other and with the Existing Guarantor Subordinated Indebtedness (as defined in the Indenture). As defined in the Indenture, the Existing Guarantor Subordinated Indebtedness currently consists of:

        - PNC's Guarantee of PNC Funding's 9 7/8% Subordinated Notes Due 2001, and

        - PNC's 8 1/4% Convertible Subordinated Debentures Due 2008.

     At January 31, 1999, $100 million and $0.3 million, respectively, in principal amounts of such subordinated notes and debentures were outstanding.

     As provided in the Indenture, in the event of insolvency of PNC, the Holders of the Subordinated Guarantees are subject to an obligation to pay any Excess Proceeds to creditors in respect of any unpaid Other Guarantor Obligations (as defined in the Indenture). At January 31, 1999, there were no Other Guarantor Obligations of PNC.

     The Subordinated Guarantees will also rank pari passu in right of payment with PNC's Guarantee of the following subordinated notes of PNC Funding:

        - 6 7/8% Subordinated Notes Due 2003,

        - 6 1/8% Subordinated Notes Due 2003,

        - 7 3/4% Subordinated Notes Due 2004,

        - 6 7/8% Subordinated Notes Due 2007, and

        - 6 1/2% Subordinated Notes Due 2008.

As with Holders of the Subordinated Guarantees, the holders of such guarantees of the subordinated notes of PNC Funding are subject to an obligation to pay any Excess Proceeds to creditors in respect of any unpaid Other Guarantor Obligations. Therefore, in the event of insolvency of PNC, Holders of the Subordinated Guarantees will recover the same, ratably, as holders of PNC's guarantees of such subordinated notes of PNC Funding.

Effect of Subordination Provisions

     By reason of the subordination provisions described above and as described more fully in the accompanying Prospectus, in the event of insolvency of PNC Funding or PNC, as the case may be, Holders of the Notes or Holders of the Subordinated Guarantees, respectively, may recover less, ratably, than holders of Senior Indebtedness of PNC Funding and Other Company Obligations or Senior Indebtedness of PNC and Other Guarantor Obligations, respectively, and may also recover less, ratably, than holders of Existing Company Subordinated Indebtedness or Existing Guarantor Subordinated Indebtedness, respectively, and other creditors of PNC Funding or PNC, respectively.

                         LIMITED RIGHTS OF ACCELERATION

     Payment of principal of the Notes may be accelerated only in case of the bankruptcy or reorganization of PNC or a Principal Subsidiary Bank. There is no right of acceleration in the case of events involving the bankruptcy, insolvency, or reorganization of PNC Funding or of a default in the payment of principal of or interest on the Notes or the performance of any other covenant of PNC Funding or PNC in the Indenture.

                               DELIVERY AND FORM

     The Notes initially will be represented by a Global Security deposited with DTC and registered in the name of Cede & Co. (DTC's partnership nominee). DTC currently limits the maximum denomination of any global security to $200,000,000. Therefore, for purposes of this Prospectus Supplement, "Global Security" refers to the Global Securities representing the entire issue of Notes offered hereby. The Notes will be available for purchase in denominations of $1,000 (representing 1/250,000 of the Global Security) and integral multiples thereof in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described in the accompanying Prospectus, no beneficial owner of a Note shall be entitled to receive a definitive certificate representing a Note. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered owner of the Global Security, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Notes for all purposes of the Indenture.

     Principal of and interest on the Notes is payable at the office of the corporate trust department of the Trustee, PNC Funding's Paying Agent in The City of New York, presently located at 450 West 33rd Street, New York, New York 10001. Payment of interest, other than at maturity, may be made at the option of PNC Funding by check mailed to the address of the registered holder entitled thereto. So long as the Global Security represents the Notes, such payments of interest and principal will be made to the Depositary or its nominee. Payments to beneficial owners of the Notes will be made through the Depositary or its nominee, as described in the accompanying Prospectus. None of PNC Funding, the Trustee, any Paying Agent, or the Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

                        SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by PNC Funding in immediately available funds. The Notes will trade in DTC's Same Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, PNC Funding has agreed to sell to Salomon Smith Barney Inc., Chase Securities Inc., Goldman, Sachs & Co. and PNC Capital Markets, Inc. (collectively, the "Underwriters"), and the Underwriters have agreed to purchase, the respective principal amount of Notes set forth after their names below at the price to the public less the underwriting discount set forth on the cover page of this Prospectus Supplement.

UNDERWRITER                                            PRINCIPAL AMOUNT
-----------                                            ----------------
Salomon Smith Barney Inc.............................    $125,000,000
Chase Securities Inc.................................    $ 50,000,000
Goldman, Sachs & Co..................................    $ 50,000,000
PNC Capital Markets, Inc.............................    $ 25,000,000
                                                         ------------
     Total...........................................    $250,000,000
                                                         ============

     The following table shows the underwriting discounts and commissions to be paid to the Underwriters by PNC Funding in connection with this offering.

                                              PER NOTE      TOTAL
                                              --------      -----
Underwriting Discount.......................   0.650%     $1,625,000

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes if any Notes are purchased. PNC Funding has been advised by the Underwriters that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $4.00 per $1,000 principal amount of the Notes. The Underwriters may allow and such dealers may reallow a concession not in excess of $2.50 per $1,000 principal amount of the Notes. After the initial public offering, the public offering price and such concessions may be changed.

     The Underwriting Agreement provides that PNC Funding and PNC will jointly and severally indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to any payments the Underwriters may be required to make in respect thereof.

     In connection with this offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more than the principal amount of Notes shown in the first paragraph above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Notes at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Notes or effecting purchases of the Notes for the purpose of pegging, fixing or maintaining the price of the Notes or for the purpose of reducing a short position created in connection with the offering. In addition, if the Underwriters purchase Notes in the open market and the securities purchased can be traced to a particular member of the selling group, the Underwriters may require the selling group member in question to purchase the Notes in question at the cost price to the Underwriters or may recover from (or decline to pay to) the selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The Underwriters and their respective associates and affiliates may be a customer of, engage in transactions with, and perform investment banking and other financial services (including commercial lending) for, PNC and its subsidiaries in the ordinary course of business. The Chase Manhattan Bank, the Trustee, is an affiliate of Chase Securities Inc., one of the Underwriters. PNC Capital Markets, Inc., one of the Underwriters, is an indirect wholly-owned subsidiary of PNC. Under Conduct Rule 2720 ("CR 2720") of the National Association of Securities Dealers, Inc. (the "NASD"), when an NASD member, such as PNC Capital Markets, Inc., participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with applicable provisions of CR 2720. PNC and PNC Funding are considered to be "affiliates" (as such term is defined in CR 2720) of PNC Capital Markets, Inc. The offer and sale of the Notes by PNC Capital Markets, Inc. will comply with the applicable requirements of CR 2720 regarding the underwriting of securities of affiliates.

     This Prospectus Supplement and the related Prospectus may be used by PNC Capital Markets, Inc., an affiliate of PNC and PNC Funding, in connection with offers and sales related to secondary market transactions in the Notes. PNC Capital Markets, Inc. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     The Notes are new securities with no established trading market and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the Holders to sell their Notes or at what price Holders of the Notes will be able to sell their Notes.

Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, PNC's operating results, and the market for similar securities. PNC Funding has been advised by Salomon Smith Barney Inc. that it initially intends to make a market in the Notes, but Salomon Smith Barney Inc. is not obligated to do so and may discontinue any market making at any time without notice.

                                 LEGAL OPINIONS

     The validity of the Notes and related Subordinated Guarantees will be passed upon for PNC Funding and PNC by Kathleen Clover, Senior Counsel to PNC.

     The validity of the Notes and related Subordinated Guarantees will be passed upon for the Underwriters by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019.

PROSPECTUS

PNC FUNDING CORP
   DEBT SECURITIES
                                                                   PNC BANK LOGO

PNC BANK CORP.
   UNCONDITIONAL GUARANTEE OF PNC FUNDING CORP DEBT SECURITIES
      AS TO PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST

COMMON STOCK ($5.00 PAR VALUE)
PREFERRED STOCK ($1.00 PAR VALUE)

    PNC Funding Corp ("PNC Funding") from time to time may offer its unsecured debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") and PNC Bank Corp. ("PNC" or the "Corporation") from time to time may offer shares of its common stock, $5.00 par value per share ("Common Stock"), either originally issued or treasury shares, and shares of its preferred stock, $1.00 par value per share ("Preferred Stock"), up to an amount resulting in combined net proceeds to PNC Funding and PNC of $1,300,000,000. The Debt Securities may be either senior (the "Senior Debt Securities") or subordinated in priority of payment (the "Subordinated Debt Securities"). All such Senior Debt Securities and Subordinated Debt Securities will be unconditionally guaranteed on a senior or subordinated basis, respectively, as to payment of principal, premium, if any, and interest (the "Guarantees") by PNC. The Debt Securities, the Common Stock and the Preferred Stock (collectively, the "Securities") may be offered separately or together, in separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus (a "Prospectus Supplement"), which will be delivered together with this Prospectus at the time of the particular Securities offering.

    The Debt Securities, the Common Stock and the Preferred Stock may be offered and sold to or through underwriters or dealers, directly to other purchasers or through agents. Underwritten offerings of the Securities may involve underwriting syndicates represented by managing underwriters, or underwriters without a syndicate. See "Plan of Distribution." The names of, and the principal amounts to be purchased by, underwriters or agents, if any, and the compensation of such underwriters or agents, including applicable commissions and discounts, will be set forth in the Prospectus Supplement. The aggregate net proceeds to PNC Funding and PNC from the sale of the Debt Securities, the Common Stock and the Preferred Stock will be the public offering or purchase price of the Securities sold less the aggregate of any applicable commissions, discounts and other expenses of issuance and distribution.

    The applicable Prospectus Supplement for offered Debt Securities, among other things and where applicable, will include the specific designation, priority, aggregate principal amount, denominations, maturity, premium, interest rate (which may be fixed or variable) and time of payment of interest, redemption terms, terms for sinking fund payments, the initial public offering price, terms relating to temporary or global securities, provisions regarding repayment, provisions regarding convertibility, special provisions and restrictions relating to Debt Securities, the principal, premium and interest of which is denominated and payable in a foreign currency or currency unit, provisions regarding original issue discount securities, and other terms of the offer and sale of such Debt Securities.

    The applicable Prospectus Supplement for offered Common Stock, among other things, will include the number of shares and other terms of the offer and sale of such Common Stock.

    The applicable Prospectus Supplement for offered Preferred Stock, among other things and where applicable, will include the specific designation, number of shares, whether fractional interests will be offered through depositary arrangements, dividend rate or method of calculation, dividend periods, dividend payment dates, whether dividends are cumulative or noncumulative, liquidation preference, any redemption, sinking fund, or conversion or exchange provisions, voting or other rights, and other terms of the offer and sale of such Preferred Stock.

    The applicable Prospectus Supplement will also contain information, where applicable, concerning United States federal income tax considerations relating to, and as to any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.
                            ------------------------
THESE SECURITIES AND THE GUARANTEES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER
 OBLIGATIONS OF ANY BANK. THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
            CORPORATION OR ANY OTHER INSURER OR GOVERNMENTAL AGENCY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 9, 1997.

                             AVAILABLE INFORMATION

     PNC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning directors and executive officers, their compensation, options granted to them, the principal holders of securities of PNC and any material interest of such persons in transactions with PNC is disclosed in proxy statements distributed to shareholders of PNC and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20459, and the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20459 at prescribed rates. In addition, such material may be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov. Such reports, proxy statements and other materials concerning PNC may also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange PNC's Common Stock and certain series of Preferred Stock are listed.

     PNC Funding and PNC have filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For additional information about PNC Funding, PNC and the Securities, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by PNC with the Commission are incorporated herein by reference:

          (1) PNC's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A (Amendment No. 1) filed on June 30, 1997;

          (2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997 and June 30, 1997;

          (3) Current Reports on Form 8-K dated as of April 15, 1997, July 9, 1997 and July 16, 1997; and

          (4) Description of PNC's Common Stock and certain series of Preferred Stock contained in the Form 8-A filed on September 24, 1987.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     PNC will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written requests should be directed to: Glenn Davies, Vice President Financial Reporting, PNC Bank Corp., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222 or "gdavies@usaor.net" on the Internet. Telephone requests may be directed to (412)762-1553. PNC's Exchange Act filings are also electronically available to the public at its World Wide Web site at http://www.pncbank.com.

                                 PNC BANK CORP.

     PNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). PNC was incorporated under the laws of the Commonwealth of Pennsylvania in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, PNC has diversified its geographic presence and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbank subsidiaries.

     PNC is one of the largest diversified financial service companies in the United States. The Corporation operates through five lines of business: Consumer Banking, Corporate Banking, Real Estate Banking, Mortgage Banking and Asset Management. Each line of business focuses on specific customer segments and offers financial products and services in PNC's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky and nationally through retail distribution networks and alternative delivery channels. At June 30, 1997, the Corporation's consolidated assets, loans (net of unearned income), deposits, and shareholders' equity were $72.0 billion, $53.5 billion, $45.2 billion and $5.4 billion, respectively.

     While the Corporation manages five lines of business, the corporate legal structure consists of 10 subsidiary banks and over 110 active nonbank subsidiaries. PNC Bank, National Association, headquartered in Pittsburgh, Pennsylvania ("PNC Bank"), is the Corporation's principal bank subsidiary. At June 30, 1997, PNC Bank had total assets of $57.5 billion, representing approximately 80% of the Corporation's consolidated assets.

     PNC's principal executive offices are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222, and its telephone number is
(412)762-1553.

                                PNC FUNDING CORP

     PNC Funding is a wholly-owned indirect subsidiary of PNC. PNC Funding was incorporated under the laws of the Commonwealth of Pennsylvania in 1972 and is engaged in financing the activities of PNC and its subsidiaries through the issuance of commercial paper and other debt guaranteed by PNC.

     PNC Funding's principal executive offices are located at 1600 Market Street, Philadelphia, Pennsylvania 19101, and its telephone number is
(215)585-5000.

                   SUPERVISION, REGULATION AND OTHER MATTERS

     The Corporation and its subsidiaries are subject to extensive governmental regulation. The coverage of the regulations range from activity, investment and dividend limitations on the bank holding company and its subsidiaries to consumer-related protections for loans, deposits, brokerage and mutual fund customers. The following information is not intended to be an exhaustive description of the statutes and regulations applicable to PNC. The discussion is qualified in its entirety by reference to all particular statutory or regulatory provisions. Additional information regarding supervision and regulation is included in the incorporated documents. See "Incorporation of Certain Documents by Reference."

     As a bank holding company registered under the BHC Act, PNC's primary bank regulatory authority is the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Under Federal Reserve policy, a bank holding company is expected to act as a source of strength to each of its subsidiary banks and to commit resources to support each such bank. As a result of that policy, PNC may be required to commit resources to its subsidiary banks in circumstances where it might not otherwise do so. Moreover, the actions and policy directives of the Federal Reserve determine to a significant degree the cost and the availability of funds obtained from money market sources for lending and investing. The Federal Reserve's policies and regulations also influence, directly and indirectly, the rates of interest paid by commercial banks on their time and savings deposits. The nature and impact on PNC of future changes in monetary and other policies of the

Federal Reserve are not predictable, as such changes also depend on economic conditions and domestic and foreign governmental policies, among other factors.

     PNC is a legal entity separate and distinct from PNC Funding, PNC Bank and its other subsidiaries and affiliates. Such subsidiaries and affiliates are also subject to supervision and examination by various federal and state regulatory agencies, including the Office of the Comptroller of the Currency ("OCC") with respect to PNC Bank. Because PNC is a holding company, its rights and the rights of its creditors and shareholders, including the holders of the Securities, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that PNC may itself be a creditor with recognized claims against the subsidiary.

     PNC derives substantially all of its income from payment of dividends by its bank and non-bank subsidiaries. There are various legal limitations on the extent to which PNC's bank subsidiaries may extend credit, pay dividends or otherwise supply funds to PNC. For example, the approval of the OCC is required if total dividends by a national bank in any calendar year exceed retained net income (as defined) for that year to date combined with its retained net income for the preceding two years. In addition, dividends by such national bank may not be paid in excess of the bank's undivided profits. State-chartered bank subsidiaries are subject to dividend limitations imposed by applicable state law. The approval of the Office of Thrift Supervision may be required if total dividends declared by PNC's savings association subsidiary in any calendar year exceed amounts specified in that agency's regulations. In determining whether and to what extent to pay dividends, each bank subsidiary must also consider the effect of dividend payments on applicable risk-based capital and leverage requirements (as described below) as well as policy statements of the federal regulatory agencies that indicate that banking organizations should generally pay dividends out of current operating earnings. Contractual restrictions may also limit the ability to pay dividends, such as those contained in documentation relating to mandatorily redeemable capital securities in the event of a default.

     The U.S. federal bank regulatory authorities have each adopted risk-based capital guidelines to which the Corporation and its insured depository institutions subsidiaries are subject. These guidelines are based on an international agreement developed by the Basle Committee on Banking Regulations and Supervisory Practices, which consists of representatives of central banks and supervisory authorities in 12 countries including the United States of America. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy and minimizes disincentives to holding liquid, low-risk assets. Risk-based assets are determined by allocating assets and specified off-balance sheet commitments and exposures into four weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk. From time to time, the federal regulatory agencies propose amendments to and issue interpretations of their risk-based capital guidelines and reporting instructions, which can affect reported capital ratios and net risk-adjusted assets.

     Each of the Corporation's subsidiary banks is required to maintain a minimum total risk-based ratio of 8%, of which half (4%) must be "Tier I" capital. In addition, U.S. federal bank regulators have established leverage ratio (Tier I capital to average adjusted total assets) requirements providing for a minimum leverage ratio of 3% for banks meeting certain specified criteria, including high asset quality, high liquidity, no undue interest rate risk exposure, excellent control systems, good earnings and the highest regulatory rating. Institutions not meeting these criteria are expected to maintain a ratio which exceeds the 3% minimum by at least 100 to 200 basis points. The federal bank regulatory authorities may, however, set higher capital requirements when a bank's particular circumstances warrant.

     The federal banking agencies possess broad powers to take corrective action as deemed appropriate for an insured depository institution and its holding companies. The extent of these powers depends upon whether the institution in question is considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Generally, as an institution is deemed to be less well capitalized, the scope and severity of the agencies' powers increase. The agencies' corrective powers can include, among other things, requiring an insured financial institution to adopt a capital restoration plan which cannot be approved unless guaranteed by the institution's parent holding company; placing limits on asset growth and restrictions on acquisitions, branching and activities; placing restrictions on transactions with affiliates; requiring an institution to sell stock; restricting the interest rates the institution may pay on deposits to prevailing rates; prohibiting the institution from accepting deposits from correspondent banks; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distributions without prior regulatory approval; requiring divestiture of the institution; and, ultimately, appointing a receiver for the institution. A bank's business activities may also be influenced by an institution's capital classification. For instance, only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and only an "adequately capitalized" depository institution may accept brokered deposits with prior regulatory approval. At June 30, 1997, each of the Corporation's subsidiary banks exceeded the required ratios for classification as "well capitalized."

     The deposits of the Corporation's subsidiary banks are insured by the Federal Deposit Insurance Corporation (the "FDIC") and are subject to FDIC insurance assessments. The amount of FDIC assessments paid by individual insured depository institutions is based on their relative risk as measured by regulatory capital ratios and certain other factors. Currently, the Corporation's bank subsidiaries are not assessed any premium for deposits insured by either the Bank Insurance Fund or by the Savings Association Insurance Fund. The Corporation's bank subsidiaries, however, continue to pay premiums based on deposit levels to service debt on certain bonds issued by a governmental entity.

     Under U.S. federal law, a financial institution insured by the FDIC under common ownership with a failed insured institution can be required to indemnify the FDIC for its losses resulting from the insolvency of the failed institution, even if such indemnification causes the affiliated institution also to become insolvent. As a result, the Corporation's subsidiary banks could, under certain circumstances, be obligated for the liabilities of its affiliates that also are FDIC-insured institutions. In addition, if any insured depository institution becomes insolvent and the FDIC is appointed its conservator or receiver, the FDIC may disaffirm or repudiate any contract or lease to which such institution is a party, the performance of which is determined to be burdensome and the disaffirmance or repudiation of which is determined to promote the orderly administration of the institution's affairs. If federal law were construed to permit the FDIC to apply these provisions to debt obligations of an insured depository institution, the result could be that such obligations would be prepaid without premium even where by their terms they were not prepayable or prepayable only with a premium. Federal law also accords the claims of a receiver of an insured depository institution for administrative expenses and the claims of holders of deposit liabilities of such an institution priority over the claims of general unsecured creditors of such an institution in the event of a liquidation or other resolution of such institution.

     The BHC Act currently permits adequately capitalized and adequately managed bank holding companies from any state to acquire banks and bank holding companies located in any other state without regard to any prohibition of such transaction under state law, subject to certain conditions. Effective June 1, 1997, the Corporation's bank subsidiaries have the ability, subject to certain restrictions, to consolidate with other banking subsidiaries of the Corporation or to acquire by acquisition or merger or, in certain cases, establish de novo, branches outside of their home state. Competition may continue to increase as more banks branch across state lines and enter new markets.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following unaudited table presents the consolidated ratio of earnings to fixed charges of PNC. The consolidated ratio of earnings to fixed charges has been computed by dividing income before income taxes and cumulative effect of changes in accounting principles and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed to be equivalent to interest on debt, borrowed funds discount amortization expense and distributions on trust preferred capital securities. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds and subordinated debt. Since PNC Funding is a provider of funds to PNC and its subsidiaries, fixed charges ratios have been presented on a consolidated basis.

                                                              YEAR ENDED DECEMBER 31,
                                    SIX MONTHS ENDED    ------------------------------------
                                     JUNE 30, 1997      1996    1995    1994    1993    1992
                                     -------------      ----    ----    ----    ----    ----
Excluding interest on
  deposits......................          2.40x         2.39x   1.42x   2.10x   2.62x   2.35x
Including interest on
  deposits......................          1.62          1.60    1.21    1.53    1.67    1.37

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following unaudited table presents the consolidated ratio of earnings to combined fixed charges and preferred stock dividends of PNC. The consolidated ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing income before income taxes, cumulative effect of changes in accounting principles and fixed charges by fixed charges and preferred stock dividends. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed to be equivalent to interest on debt, borrowed funds discount amortization expense and distributions on trust preferred capital securities. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds and subordinated debt.

                                                              YEAR ENDED DECEMBER 31,
                                    SIX MONTHS ENDED    ------------------------------------
                                     JUNE 30, 1997      1996    1995    1994    1993    1992
                                     -------------      ----    ----    ----    ----    ----
Excluding interest on
  deposits......................          2.36x         2.38x   1.42x   2.09x   2.60x   2.33x
Including interest on
  deposits......................          1.62          1.60    1.21    1.53    1.66    1.37

                                USE OF PROCEEDS

     Unless otherwise provided in the Prospectus Supplement, PNC Funding and PNC will apply the net proceeds from the sale of the Securities offered hereby to their general funds to be used for corporate financing purposes, including advances to PNC (in the case of PNC Funding) and subsidiaries of PNC (including its bank subsidiaries), financing of possible future acquisitions, repayment of outstanding indebtedness and repurchases of issued and outstanding shares of Common Stock under authorized programs of PNC. The amount and timing of advances will depend on future growth and financing requirements of PNC and its subsidiaries. Pending ultimate application, the net proceeds may be used to make short-term investments or reduce borrowed funds. In view of anticipated funding requirements, PNC Funding or PNC may from time to time engage in additional financings of a character and in amounts to be determined.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     The Debt Securities will constitute either Senior Debt Securities of PNC Funding or Subordinated Debt Securities of PNC Funding. The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities and Guarantees offered by any Prospectus Supplement ("Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities and Guarantees so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Offered Debt Securities are to be issued under an Indenture, dated as of December 1, 1991, as amended by a Supplemental Indenture dated as of February 15, 1993 (as amended, the "Indenture"), a copy of which has been filed with the Commission. The Chase Manhattan Bank, formerly known as Chemical Bank and as successor by merger to Manufacturers Hanover Trust Company, shall be the Trustee under the Indenture ("Trustee"), unless a different Trustee for a series of Debt Securities is named in the Prospectus Supplement. For each series of Debt Securities, a supplemental indenture may be entered into among PNC Funding, PNC and The Chase Manhattan Bank or such other Trustee as may be named in the Prospectus Supplement relating to such series of Debt Securities. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of PNC Funding.

     Although the amount of Offered Debt Securities will be limited to the amount that will result in net proceeds to PNC Funding as described on the cover page of this Prospectus, the Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the terms of the Offered Debt Securities, including, where applicable; (1) the form, title and denomination of the Debt Securities; (2) the aggregate principal amount of the Debt Securities;
(3) the date or dates on which Debt Securities may be issued; (4) the date or dates on which the principal of, and premium, if any, on the Debt Securities shall be payable; (5) the rate or rates, or the method of determination thereof, at which the Debt Securities shall bear interest, if any, the date or dates from which such interest shall accrue, and the Interest Payment Dates on which such interest shall be payable; (6) the priority of payment of such Debt Securities and thus whether they shall be designated as Senior Debt Securities or Subordinated Debt Securities; (7) the place or places where the principal of, and premium, if any, and interest on Debt Securities of the series shall be payable; (8) the provisions, if any, for optional or mandatory redemption of the Debt Securities, including any sinking fund provisions; (9) if other than the principal amount thereof, the portion of the principal amount of Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof in accordance with the provisions of the Indenture; (10) whether payment of the principal of, premium, if any, and interest, if any, on the Debt Securities shall be with or without deduction for taxes, assessments or governmental charges, and with or without reimbursement of taxes, assessments or governmental charges paid by Holders;
(11) any Events of Default or Defaults with respect to the Debt Securities that differ from those set forth in the Indenture; (12) whether the securities of such series are to be issued in a form registered as to principal ("Registered Securities") (with or without interest coupons ("Coupons")) or in a form registered with regard to principal and interest ("Fully Registered Securities") or in bearer form ("Unregistered Securities"), or as both Registered Securities and Unregistered Securities; (13) the currency or currencies, or currency unit or currency units in which the principal of, and premium, if any, and interest, if any, on the Debt Securities are to be denominated, payable, redeemable or repurchaseable, as the case may be; (14) if other than as set forth in the Indenture, provisions the satisfaction and discharge of the indebtedness represented by the Debt Securities; (15) whether the Debt Securities of such series are issuable as a global security and, in such case, the identity of the depositary for such series; (16) any trustees, paying agents, transfer agents or registrars for the Debt Securities; (17) with regard to Debt Securities that do not bear interest, the dates for certain required reports to the Trustee; (18) any special federal income tax considerations applicable to any Offered Debt Securities; and (19) any other terms of such Debt Securities.

     Any Subordinated Debt Securities offered are intended to be included as regulatory capital under recent interpretations of the Federal Reserve Board and, as a result, contain subordination and acceleration provisions different from, and covenants more limited than in, prior issuances of PNC Funding's Subordinated Securities.

     If any of the Debt Securities are sold for foreign currencies or foreign currency units or if the principal of or any interest on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

     Although the Indenture provides that Debt Securities may be issued as Registered Securities, with or without Coupons, or Unregistered Securities, each series of Debt Securities will be issued as Fully Registered Securities unless the Prospectus Supplement provides otherwise. Debt Securities that are not registered as to interest shall have Coupons attached, unless issued as Original Issue Discount Securities. All references to the Debt Securities shall, where applicable, include the Coupons, if any, appertaining thereto.

     Principal of, and premium, if any, and interest on Fully Registered Securities will be payable at the Place of Payment designated for such Debt Securities; provided that payment of interest may, at the option of PNC Funding, be made by check mailed to the address of the person entitled thereto as it appears in the Security Register at the close of business on the day or days specified in the Prospectus Supplement relating to such Debt Securities. The principal of, and premium, if any, and interest on any Debt Securities in other forms will be payable in such manner and at such place or places as may be designated by PNC Funding and specified in the Prospectus Supplement relating to such Debt Securities. (Sections 3.01 and 5.01)

     The Debt Securities may be exchanged, and Registered Securities may be transferred, at the Corporate Trust Office of the Trustee for such series of Debt Securities or at any other office or agency maintained by PNC Funding or PNC for such purposes. Unregistered Securities and Coupons shall be transferred by delivery. No service charge will be made for any transfer or exchange of the Debt Securities, but PNC Funding may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

     Unless the Prospectus Supplement provides otherwise, each series of the Debt Securities will be issued only in denominations of $1,000 or any integral multiple thereof and payable in Dollars. (Section 3.02) Under the Indenture, however, Debt Securities may be issued in any denomination and payable in a foreign currency or currency unit. (Section 3.01)

     Debt Securities may be issued with "original issue discount" (within the meaning of the Internal Revenue Code). Federal income tax consequences and other special considerations applicable to any such securities issued with original issue discount will be described in the Prospectus Supplement relating thereto.

SENIOR DEBT SECURITIES

     The Senior Debt Securities will rank equally with all Senior Indebtedness of PNC Funding. At June 30, 1997, such outstanding Senior Indebtedness of PNC Funding was approximately $513.7 million.

     Senior Indebtedness of PNC Funding, defined in the Indenture as "Senior Company Indebtedness," means the principal of, and premium, if any, and interest on (i) all indebtedness for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, except
(A) such indebtedness as is by its terms expressly stated not to be superior in right of payment to the Subordinated Debt Securities or to rank pari passu with the Subordinated Debt Securities, and (B) PNC Funding's 9 7/8% Subordinated Notes Due 2001, 6 7/8% Subordinated Notes Due 2003, 6 1/8% Subordinated Notes Due 2003, 7 3/4% Subordinated Notes Due 2004 and 6 7/8% Subordinated Notes Due 2007 and CCNB Corporation's 10.55% Equity Commitment Notes Due 1998 assumed by PNC Funding and PNC in connection with the acquisition of CCNB Corporation on October 23, 1992 and (ii) any deferrals, renewals or extensions of any such Senior Indebtedness of PNC Funding. The term "indebtedness for money borrowed" as used in the prior sentence means any obligation of, or any obligation guaranteed by, PNC Funding for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments, any capitalized lease obligation and any deferred obligation for payment of the purchase price of any property or assets. Senior Indebtedness of PNC Funding would include any borrowings under the $500 million credit facility under an Amended and Restated Credit Agreement dated as of March 18, 1996 (the "$500 Million Credit Facility"), under which no amounts are outstanding as of the date of this Prospectus. There is no limitation under the Indenture on the issuance of additional Senior Indebtedness of PNC Funding.

SUBORDINATED DEBT SECURITIES

     The payment of the principal of and interest on the Subordinated Debt Securities will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of PNC Funding. (Section 12.01) In certain events of insolvency, the payment of the principal of and interest on the Subordinated Debt Securities will, to the extent set forth in the Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Company Obligations (as defined in the Indenture). (Section 12.13) Other Company Obligations means obligations of PNC Funding associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts or any similar arrangements, unless the instrument by which PNC Funding incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC Funding. At June 30, 1997, there were no Other Company Obligations of PNC Funding. (Section 1.01)

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of PNC Funding, the holders of all Senior Indebtedness of PNC Funding will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of or interest on the Subordinated Debt Securities. If upon any such payment or distribution of assets to creditors there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness of PNC Funding, any amounts of cash, property or securities available for payment or distribution in respect of Subordinated Debt Securities (as defined in the Indenture, "Excess Proceeds"), and if, at such time, any creditors in respect of Other Company Obligations have not received payment in full of all amounts due or to become due on or in respect of such Other Company Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Company Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. In addition, no payment may be made of the principal of or interest on the Subordinated Debt Securities, or in respect of any retirement, purchase or other acquisition of any of the Subordinated Debt Securities at any time when (i) there is a default in the payment of the principal of, or premium, if any, or interest on or otherwise in respect of any Senior Indebtedness of PNC Funding or (ii) any event of default with respect to any Senior Indebtedness of PNC Funding has occurred and is continuing, or would occur as a result of such payment on the Subordinated Debt Securities or any retirement, purchase or other acquisition of any of the Subordinated Debt Securities permitting the holders of such Senior Indebtedness of PNC Funding to accelerate the maturity thereof. Except as described above, the obligation of PNC Funding to make payment of the principal of or interest on the Subordinated Debt Securities will not be affected. By reason of such subordination, in the event of insolvency, holders of the Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness of PNC Funding and Other Company Obligations and may also recover less, ratably, than holders of Existing Company Subordinated Indebtedness and other creditors of PNC Funding. (Sections 12.01, 12.02, 12.03, and 12.13)

     Existing Company Subordinated Indebtedness means PNC Funding's 9 7/8% Subordinated Notes Due 2001 and CCNB Corporation's 10.55% Equity Commitment Notes Due 1998 assumed by PNC Funding and PNC in connection with the acquisition of CCNB Corporation on October 23, 1992. (Section 1.01) At June 30, 1997, the Existing Company Subordinated Indebtedness was approximately $101.3 million.

     PNC Funding's obligations under the Subordinated Debt Securities shall rank pari passu in right of payment with each other and with the Existing Company Subordinated Indebtedness, subject to the obligations of the Holders of Subordinated Debt Securities to pay over any Excess Proceeds to creditors in respect of Other Company Obligations as provided in the Indenture. (Section 12.13)

GUARANTEES

     PNC will unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest on the Debt Securities when and as the same shall become due and payable, whether at maturity, upon redemption or otherwise. (Section 3.12)

GUARANTEES OF SENIOR DEBT SECURITIES

     The Guarantees of Senior Debt Securities will rank equally with all Senior Indebtedness of PNC. At June 30, 1997, the outstanding Senior Indebtedness of PNC was approximately $869.9 million, which is inclusive of the guarantee of Senior Indebtedness of PNC Funding.

     Senior Indebtedness of PNC, defined in the Indenture as "Senior Guarantor Indebtedness," means the principal of, and premium, if any, and interest on (i) all indebtedness of PNC for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, except
(A) such indebtedness as is by its terms expressly stated not to be superior in right of payment to the Subordinated Guarantees or to rank pari passu with the Subordinated Guarantees, (B) PNC's 8 1/4% Convertible Subordinated Debentures Due 2008 and PNC's 8 1/2% Convertible Subordinated Debentures Due 2005 originally issued by Citizens Fidelity Corporation, and (C) PNC's Guarantee of PNC Funding's 9 7/8% Subordinated Notes Due 2001, 6 7/8% Subordinated Notes Due 2003, 6 1/8% Subordinated Notes Due 2003, 7 3/4% Subordinated Notes Due 2004 and 6 7/8% Subordinated Notes Due 2007 and CCNB Corporation's 10.55% Equity Commitment Notes Due 1998 assumed by PNC Funding and PNC in connection with the acquisition of CCNB Corporation on October 23, 1992, and (ii) any deferrals, renewals or extensions of any such Senior Indebtedness of PNC. The term "indebtedness for money borrowed" as used in the prior sentence means any obligation of, or any obligation guaranteed by, PNC for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments, any capitalized lease obligation and any deferred obligation for payment of the purchase price of any property or assets. Senior Indebtedness of PNC includes PNC's Guarantee of PNC Funding's 4.93% Senior Notes Due 1998, 5.43% Senior Notes Due 2000 and 5.18% Senior Notes Due 1999 and the following joint and several obligations of PNC and PNC Bancorp, Inc. assumed in connection with the merger of Midlantic Corporation with PNC Bancorp, Inc. at December 31, 1996:
8 1/4% Convertible Subordinated Debentures Due 2010, 9.875% Subordinated Capital

Notes Due 1999, 9.20% Subordinated Capital Notes Due 2001 and 9.25% Senior Notes Due 1999. Senior Indebtedness of PNC would also include PNC's Guarantee of any borrowings under the $500 Million Credit Facility. There is no limitation under the Indenture on the issuance of additional Senior Indebtedness of PNC.

GUARANTEES OF SUBORDINATED DEBT SECURITIES

     The payment of the principal of and interest on the Subordinated Debt Securities pursuant to the Guarantees of the Subordinated Debt Securities ("Subordinated Guarantees") will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of PNC. (Section 12.04) In certain events of insolvency, the payment of the principal of and interest on the Subordinated Guarantees will, to the extent set forth in the Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Guarantor Obligations (as defined in the Indenture). (Section 12.05) Other Guarantor Obligations means obligations of PNC associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts or any similar arrangements, unless the instrument by which PNC incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC. (Section 1.01) At June 30, 1997, there were no Other Guarantor Obligations of PNC.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of PNC, the holders of all Senior Indebtedness of PNC will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Guarantees will be entitled to receive any payment in respect of the principal of or interest on the Subordinated Debt Securities pursuant to the Subordinated Guarantees. If upon any such payment or distribution of assets to creditors there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness of PNC, any amounts of cash, property or securities available for payment or distribution in respect of Subordinated Guarantees (as defined in the Indenture, "Excess Proceeds"), and if, at such time, any creditors in respect of Other Guarantor Obligations have not received payment in full of all amounts due or to become due on or in respect of such Other Guarantor Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Guarantor Obligations before any payment or distribution may be made in respect of the Subordinated Guarantees. In addition, no payment may be made of the principal of or interest on the Subordinated Debt Securities pursuant to the Subordinated Guarantees or in respect of any retirement, purchase or other acquisition of any of the Subordinated Debt Securities pursuant to the Subordinated Guarantees, at any time when (i) there is a default in the payment of the principal of, premium, if any, or interest on or otherwise in respect of any Senior Indebtedness of PNC or (ii) any event of default with respect to any Senior Indebtedness of PNC has occurred and is continuing, or would occur as a result of such payment on the Subordinated Debt Securities pursuant to the Subordinated Guarantees or any retirement, purchase or other acquisition of any of the Subordinated Debt Securities pursuant to the Subordinated Guarantees, permitting the holders of such Senior Indebtedness of PNC to accelerate the maturity thereof. Except as described above, the obligation of PNC to make payment under the Subordinated Guarantees will not be affected. By reason of such subordination, in the event of insolvency, holders of Subordinated Guarantees of PNC may recover less, ratably, than holders of Senior Indebtedness of PNC and Other Guarantor Obligations and may also recover less, ratably, than holders of Existing Guarantor Subordinated Indebtedness (as defined in the Indenture) and other creditors of PNC. (Section 3.12, 12.04, 12.05, 12.06 and 12.14)

     Existing Guarantor Subordinated Indebtedness means the Guarantor's 8 1/4% Convertible Subordinated Debentures Due 2008, PNC's Convertible Subordinated Debentures Due 2005 originally issued by Citizens Fidelity Corporation, PNC's Guarantee of PNC Funding's 9 7/8% Subordinated Notes Due 2001, and CCNB Corporation's 10.55% Equity Commitment Notes Due 1998 assumed by PNC Funding and PNC in connection with the acquisition of CCNB on October 23, 1992. (Section 1.01) At June 30, 1997, the Existing Guarantor Subordinated Indebtedness was approximately $102.1 million. PNC's 8.315% Junior Subordinated Debentures Due 2027, in the aggregate principal amount of $300 million, issued on May 12, 1997 would be subordinated to the Debt Securities and the Existing Guarantor Subordinated Indebtedness.

     PNC's obligations under the Subordinated Guarantees shall rank pari passu in right of payment with each other and with the Existing Guarantor Subordinated Indebtedness, subject to the obligations of the Holders of Subordinated Guarantees to pay over any Excess Proceeds to creditors in respect of Other Guarantor Obligations as provided in the Indenture. (Section 12.14)

     Since PNC is a holding company separate from its subsidiaries, the rights of PNC to share in the distribution of the assets of any subsidiary upon the subsidiary's liquidation, reorganization or otherwise will be subject to the prior claims of the subsidiary's creditors (including in the case of any bank subsidiary, its depositors), except to the extent that PNC may itself be a creditor with recognized claims against the subsidiary. In addition, there are certain regulatory and other limitations on the payment of dividends and on loans and other transfers of funds to PNC by its bank subsidiaries. See "Supervision, Regulation and Other Matters."

CERTAIN COVENANTS

     The Indenture contains certain covenants that impose various restrictions on PNC Funding and PNC and, as a result, afford the holders of Debt Securities certain protections. Although statements have been included as to the general purpose and effect of the covenants, investors must review the full text of the covenants to be able to meaningfully evaluate the covenants.

Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank

     The covenant described below is designed to ensure that, for so long as any Senior Debt Securities are issued and outstanding, PNC will continue directly or indirectly to own and thus serve as the holding company for its Principal Subsidiary Banks (defined as each of (i) PNC Bank, (ii) any other Subsidiary Bank the consolidated assets of which constitute 20% or more of the consolidated assets of PNC and its subsidiaries, (iii) any other Subsidiary Bank designated as a Principal Subsidiary Bank by the board of directors of PNC, or (iv) any Subsidiary that owns any Voting Shares or certain rights to acquire Voting Shares of any Principal Subsidiary Bank, and their respective successors, provided any such successor is a Subsidiary Bank or a Subsidiary, as appropriate). Principal Subsidiary Banks, in the past, have provided PNC income in the form of dividends. See "Supervision, Regulation and Other Matters." The Indenture prohibits PNC, unless debtholder consent is obtained from the holders of Senior Debt Securities, from (i) selling or otherwise disposing of, and permitting a Principal Subsidiary Bank to issue, Voting Shares or certain rights to acquire Voting Shares of a Principal Subsidiary Bank, (ii) permitting the merger or consolidation of a Principal Subsidiary Bank with or into any other corporation, or (iii) permitting the sale or other disposition of all or substantially all the assets of any Principal Subsidiary Bank, if after giving effect to any one of such transactions and the issuance of the maximum number of Voting Shares issuable upon the exercise of all such rights to acquire Voting Shares of a Principal Subsidiary Bank, PNC would own directly or indirectly less than 80% of the Voting Shares of such Principal Subsidiary Bank, with the following exceptions: (i) transactions required by any law, or any regulation or order of any governmental authority; (ii) transactions required as a condition imposed by any governmental authority to the acquisition by PNC, directly or indirectly, or any other corporation or entity if thereafter, (a) PNC would own at least 80% of the Voting Shares of such other corporation or entity, (b) the Consolidated Banking Assets of PNC would be at least equal to those prior thereto, and (c) the board of directors of PNC shall have designated such other corporation or entity a Principal Subsidiary Bank; (iii) transactions that do not reduce the percentage of Voting Shares of such Principal Subsidiary Bank owned directly or indirectly by PNC; and (iv) transactions where the proceeds are invested within 180 days after such transaction in any one or more Subsidiary Banks. However, the Indenture permits the merger of a Principal Subsidiary Bank with and into a Principal Subsidiary Bank or PNC, the consolidation of Principal Subsidiary Banks into a Principal Subsidiary Bank or PNC, or the sale or other disposition of all or substantially all of the assets of any Principal Subsidiary Bank to another Principal Subsidiary Bank or PNC, if, in any such case in which the surviving, resulting or acquiring entity is not PNC, PNC would own, directly or indirectly, at least 80% of the Voting Shares of the Principal Subsidiary Bank surviving such merger, resulting from such consolidation or acquiring such assets. (Section 5.06)

Ownership of PNC Funding

     The Indenture contains a covenant that, so long as any of the Debt Securities are outstanding and subject to certain rights described below under "Consolidation or Merger," PNC will continue to own, directly or indirectly, all of the outstanding voting shares of PNC Funding. (Section 5.07)

Restriction on Liens

     The purpose of the restriction on liens covenant is to preserve PNC's direct or indirect interest in Voting Shares of Principal Subsidiary Banks free of security interests of other creditors. The covenant permits certain specified liens and liens where the Senior Debt Securities are equally secured. The Indenture prohibits PNC and its subsidiaries from creating or permitting any liens (other than certain tax and judgment liens) upon Voting Shares of any Principal Subsidiary Bank to secure indebtedness for borrowed money without making effective provision whereby the Senior Debt Securities shall be equally and ratably secured, except that PNC may create or permit (i) purchase money liens and liens on Voting Shares of any Principal Subsidiary Bank existing at the time such Voting Shares are acquired or created within 120 days thereafter;
(ii) the acquisition of any Voting Shares of any Principal Subsidiary Bank subject to liens at the time of acquisition or the assumption of obligations secured by a lien on such Voting Shares; (iii) under certain circumstances, renewals, extensions or refunding of the liens described in (i) and (ii) above; and (iv) liens to secure loans or other extensions of credit under Section 23A of the Federal Reserve Act or any successor or similar federal law or regulation. (Section 5.08)

Consolidation or Merger

     The covenant described below protects the holders of Debt Securities upon certain transactions involving PNC Funding or PNC by requiring any successor to PNC Funding or PNC to assume the predecessor's obligations under the Indenture, and prohibits transactions that would result in an Event of Default, a Default or an event which could become an Event of Default or Default under the Indenture. PNC Funding or PNC may consolidate with, merge into, or transfer substantially all of its properties to, any other corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes all obligations of PNC Funding or PNC, as the case may be, under the Debt Securities and the Guarantees and under the Indenture, that after giving effect to the transaction no Event of Default or Default, and no event which, after notice or lapse of time, would become an Event of Default or Default, shall have occurred and be continuing, and that certain other conditions are met. (Sections 10.01 and 10.03)

     Except as may be disclosed in a Prospectus Supplement and other than the restrictions on liens on Voting Shares of Principal Subsidiary Banks and on certain dispositions of Principal Subsidiary Banks described above, the Indenture and the Debt Securities do not contain any covenants or other provisions designed to afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving PNC.

MODIFICATION AND WAIVER

     Modifications of the Indenture may be made by PNC Funding, PNC and the Trustee with the consent of the Holders of the majority in aggregate principal amount of Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (i) change the Maturity of the principal of, or the stated Maturity of any installment of interest on, any such Debt Security; (ii) reduce the principal amount of, or the premium, if any, or the interest on such Debt Security (including, in the case of an Original Issue Discount Security, the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of or premium, if any, or interest on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the aforesaid percentage in principal amount of Outstanding Debt Securities of any series necessary to modify the Indenture or the percentage in principal amount of Outstanding Debt Securities necessary for any waiver of compliance with conditions and defaults thereunder; or (vi) modify or affect in any manner adverse to a Holder the terms and conditions of the Guarantees. (Section 9.02)

     Modification and amendment of the Indenture may be made by PNC Funding, PNC, and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another corporation to PNC Funding or PNC; (ii) to provide for the acceptance of appointment of a successor Trustee; (iii) to add to the covenants of PNC Funding or PNC for the benefit of the Holders of Debt Securities; (iv) to cure any ambiguity, defect or inconsistency in the Indenture, provided such action does not adversely affect the Holders of Debt Securities in any material respect; (v) to secure the Debt Securities under applicable provisions of the Indenture; (vi) to establish the form or terms of Debt Securities; (vii) to permit the payment in the United States of principal, premium or interest on Unregistered Securities; or (viii) to provide for the issuance of uncertificated Debt Securities in place of certificated Debt Securities. (Section 9.01)

     The Holders of a majority in principal amount of Outstanding Debt Securities of any series may waive, insofar as that series is concerned, compliance with certain covenants, including those described under the captions above entitled "Restriction on Sale or Issuance of Capital Stock of a Principal Subsidiary Bank," "Ownership of PNC Funding" and "Restriction on Liens." (Section 5.09) No waiver by the Holders of any series of Subordinated Debt Securities is required with respect to the covenant described under the caption above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank." (Section 5.10) Covenants concerning the payment of principal, premium, if any, and interest on the Debt Securities, compliance with the terms of the Indenture, maintenance of an agency and certain monies held in trust, may only be waived pursuant to a supplemental indenture executed with the consent of each Holder of Debt Securities affected by such waiver. The covenant concerning certain reports required by federal law may not be waived.

EVENTS OF DEFAULT, DEFAULTS, WAIVERS

     The Indenture defines an Event of Default with respect to any series of Senior Debt Securities as being any one of the following events and such other event as may be established for the Debt Securities of a particular series: (i) default for 30 days in the payment of interest on such series; (ii) default in any payment of principal of or premium, if any, on such series; (iii) default in the payment of any sinking fund installment with respect to such series; (iv) default for 90 days after appropriate notice in performance of any other covenant or warranty in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than that series); (v) the occurrence of certain events relating to bankruptcy, insolvency or reorganization of PNC, PNC Funding or any Principal Subsidiary Bank; or (vi) any other Event of Default provided in the supplemental indenture under which such Senior Debt Securities are issued. (Section 7.01(a))

     The Indenture defines an Event of Default with respect to any series of Subordinated Debt Securities as certain events involving the bankruptcy or reorganization of PNC or any Principal Subsidiary Bank. There is no right of acceleration in the case of events involving the bankruptcy, insolvency or reorganization of PNC Funding or of a default in the payment of principal, interest, premium, if any, or any sinking fund payment with respect to a series of Subordinated Debt Securities or in the case of a default in the performance of any other covenant of PNC Funding or PNC in the Indenture. The Indenture defines a Default with respect to any series of Subordinated Debt Securities as any of the items listed in (i) through (iv) of the above paragraph, events involving the bankruptcy, insolvency or reorganization of PNC Funding and such other Default as may be established for the Subordinated Debt Securities of a particular series. A breach of the covenant described under the caption above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank" will not result in a default with respect to any Series of Subordinated Debt Securities. (Sections 7.01(b) and (c))

     In case an Event of Default shall occur and be continuing with respect to any series of Debt Securities, either the Trustee or the Holders of not less than 25% in principal amount of Outstanding Debt Securities of that series may declare the principal of such series (or if Debt Securities of that series are Original Issue Discount Securities, such portion of the principal as may be specified in the terms of that series) to be due and payable immediately. At any time after a declaration of acceleration has been made but before a judgment or decree for payment of money due has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series may rescind any declaration of acceleration and its consequences, if all payments due (other than those due as a result of acceleration) have been made and all Events of Default and Defaults have been remedied or waived. Any Event of Default or Default with respect to a particular series of Debt Securities may be waived by the Holders of a majority in principal amount of the Outstanding Debt Securities of such series, except in each case of a failure to pay principal of, or premium, if any, or interest on, or any sinking fund installment in respect of, such Debt Securities or in respect of a covenant or provision of the Indenture which cannot be modified without the consent of the Holder of each Outstanding Debt Security affected. (Sections 7.02, 7.08 and 7.13)

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default or a Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of the rights or powers in the Indenture at the request or direction of Holders of Debt Securities, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the Indenture, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to Debt Securities of such series. (Sections 8.03 and 7.12)

     The Indenture provides that in the event of a default of 30 days in the payment of interest upon any Debt Security of any series, or defaults in the payment of any principal of or premium, if any, or any sinking fund installment with respect to any Debt Securities of any series, PNC Funding will, upon demand of the Trustee, pay to it, for the benefit of the Holder of any such Debt Security the whole amount then due and payable on such Debt Security for principal and interest. The Indenture, as amended, further provides that if PNC Funding fails to pay such amount forthwith upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection thereof. (Section 7.03)

     The Indenture requires PNC Funding and PNC to file with the Trustee, on an annual basis, certificates as to the absence of any default and as to compliance with the terms of the Indenture. The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except in payment of principal, premium, if any, interest or sinking fund installment) if the Trustee considers it in the interest of the Holders of Debt Securities to do so. (Sections 5.04 and 8.02)

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default or Default with respect to Debt Securities of that series and unless the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of, and premium, if any, and interest on such Debt Security on the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Sections 7.07 and 7.08)

DEFEASANCE

     Except as may otherwise be provided in the applicable Prospectus Supplement with respect to the Debt Securities of any series, the Indenture provides that PNC Funding and PNC shall be discharged from their obligations under the Debt Securities of a series at any time prior to the Stated Maturity or redemption thereof when (a) PNC Funding or PNC has irrevocably deposited with the Trustee, in trust, (i) sufficient funds to pay the principal of (and premium, if any), and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of government securities as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of, and premium, if any, and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, and (b) PNC Funding or PNC has paid all other sums payable with respect to the

Debt Securities of such series. Deposited funds shall be in the currency or currency unit in which the Debt Securities are denominated. Deposited government securities shall be direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call. Upon such discharge, the Holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series, and replacement of lost, stolen or mutilated Debt Securities, and shall look only to such deposited funds or obligations for payment. (Sections 11.01 and 11.02)

     For federal income tax purposes, the deposit and discharge may, depending on a variety of factors, result in a taxable gain or loss being recognized by the Holders of the affected Debt Securities. Prospective investors are urged to consult their own tax advisers as to the specific consequences of such a deposit and discharge, including the applicability and effect of tax laws other than federal income tax laws.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of a global security ("Global Security") that will be deposited with, or on behalf, of, a depositary (the "Depositary"). Such Depositary will be The Depository Trust Company ("DTC"), unless otherwise identified in the Prospectus Supplement relating to such series. A Global Security may be issued as either a Registered or Unregistered Security and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities in definitive form represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security or any nominee thereof to a successor of such Depositary or a nominee of such successor. (Section 2.05)

     If DTC is the Depositary for a series of Debt Securities, such series will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Global Security will be issued for such series of Debt Securities, in the aggregate principal amount of such series, and will be deposited with DTC. If, however, the aggregate principal amount of such series of Debt Securities exceeds $200 million, one Global Security will be issued with respect to each $200 million of principal amount and an additional Global Security will be issued with respect to any remaining principal amount of such series.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of a series of Debt Securities under the DTC system will need to be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn to be recorded on the Direct Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as provide periodic statements of their holdings, from the Direct Participants or Indirect Participants through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debt Securities are to be accomplished by entries made on the books of the Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in the Global Security or Global Securities, except in the event that use of the book-entry system for such Debt Securities is discontinued.

     To facilitate subsequent transfers, all Global Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has advised PNC and PNC Funding that DTC will have no knowledge of the actual Beneficial Owners of the Global Securities, and that DTC's records reflect only the identity of the Direct Participants to whose accounts Global Securities are credited, which may or may not be the Beneficial Owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     To the extent any series of Debt Securities is redeemable, redemption notices will be sent to DTC. If less than all of the Debt Securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed. The applicable Prospectus Supplement for a series of Debt Securities will indicate whether such series is redeemable.

     To the extent applicable, neither DTC nor Cede & Co. will consent or vote with respect to any Global Securities deposited with it. Under its usual procedure, DTC will mail an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting and voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Securities deposited with DTC will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from the issuer, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such Participant and not DTC or PNC Funding, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. will be the responsibility of the Trustee, who unless otherwise indicated in the applicable Pricing Supplement, will be PNC Funding's paying agent, disbursements of such payments to Direct Participants will be the responsibility of DTC, and disbursements of such payments to Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants. None of PNC Funding, PNC, the Trustee, any paying agent, or the registrar for the Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or Global Securities for any series of Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     If DTC notifies the Company that it is unwilling, unable or ineligible to continue as the Depositary and a successor depositary is not appointed by PNC Funding within 90 days after the Company receives such notice, PNC Funding will issue certificated Debt Securities for each series in definitive form in exchange for each Global Security. If PNC Funding determines not to have a series of Debt Securities represented by a Global Security, which it may do, it will issue certificated Debt Securities for such series in definitive form in exchange for the Global Security. In either instance, a Beneficial Owner will be entitled to physical delivery of certificated Debt Securities for such series in definitive form equal in principal amount to such Beneficial Owner's beneficial interest in the Global Security and to have such certificated Debt Securities for such series registered in such Beneficial Owner's name. Certificated Debt Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     Any other or differing terms of the depositary arrangement will be described in the Prospectus Supplement relating to a series of Debt Securities.

REGARDING THE TRUSTEE

     In the ordinary course of business, PNC Funding and PNC may maintain lines of credit with one or more Trustees for a series of Debt Securities and the Banks may maintain deposit accounts and conduct other banking transactions with one or more Trustees for a series of Debt Securities.

TRUSTEE'S DUTY TO RESIGN UNDER CERTAIN CIRCUMSTANCES

     PNC Funding may issue both Senior and Subordinated Debt Securities under the Indenture. Because the Subordinated Debt Securities will rank junior in right of payment to the Senior Debt Securities, the occurrence of a default under the Indenture with respect to the Subordinated Debt Securities or any Senior Debt Securities could create a conflicting interest under the Trust Indenture Act of 1939, as amended ("1939 Act"), with respect to any Trustee who serves as trustee for both Senior and Subordinated Debt Securities. In addition, upon the occurrence of a default under the Indenture with respect to any series of Debt Securities the Trustee of which maintains banking relationships with PNC Funding or PNC, such Trustee would have a conflicting interest under the 1939 Act as a result of such business relationships. If a default has not been cured or waived within 90 days after the Trustee has or acquires a conflicting interest, the Trustee generally is required by the 1939 Act to eliminate such conflicting interest or resign as Trustee with respect to the Subordinated Debt Securities or the Senior Debt Securities. In the event of the Trustee's resignation, PNC Funding and/or PNC shall promptly appoint a successor trustee with respect to the affected securities.

                          DESCRIPTION OF COMMON STOCK

     PNC is authorized to issue 450,000,000 shares of Common Stock. At June 30, 1997, there were 306,976,545 shares of Common Stock issued and outstanding and 40,407,600 shares held in treasury. For a description of authorized and issued and outstanding shares of Preferred Stock of PNC, see "Description of Preferred Stock--General."

     Holders of Common Stock are entitled to one vote per share on all matters submitted to shareholders. Holders of Common Stock have neither cumulative voting rights nor any preemptive rights for the purchase of additional shares of any class of stock of PNC, and are not subject to liability for further calls or assessments. The Common Stock does not have any sinking fund, conversion or redemption provisions.

     Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of PNC out of funds legally available therefor. The Board of Directors may not pay or set apart dividends on Common Stock until dividends for all past dividend periods on any series of outstanding preferred stock have been paid or declared and set apart for payment.

     In the event of dissolution or winding up of the affairs of PNC, holders of Common Stock will be entitled to share ratably in all assets remaining after payments to all creditors and payments required to be made in respect of outstanding preferred stock (including accrued and unpaid dividends thereon).

     The Board of Directors of PNC may, except as otherwise required by applicable law, cause the issuance of authorized shares of Common Stock without shareholder approval to such persons and for such consideration as the Board of Directors may determine in connection with acquisitions by PNC or for other corporate purposes.

     The Chase Manhattan Bank, New York, New York, is the transfer agent and registrar for PNC's Common Stock. The shares of Common Stock are listed on the New York Stock Exchange under the symbol "PNC". The outstanding shares of Common Stock are, and the shares offered hereby will be, validly issued, fully paid and nonassessable and the holders thereof are not and will not be subject to any liability as shareholders.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Board of Directors of PNC (the "PNC Board") is authorized without further shareholder action to cause the issuance, as of June 30, 1997, of up to 10,662,800 additional shares of Preferred Stock, and such Preferred Stock may be issued in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights, dividend rights, voluntary and involuntary liquidation rights and other rights as the PNC Board may determine at the time of issuance.

     Under such authority, PNC has previously designated six series of preferred stock, of which, at June 30, 1997, five series were outstanding, including:
16,048 shares of $1.80 Cumulative Convertible Preferred Stock, Series A ("Preferred Stock-A"); 4,452 shares of $1.80 Cumulative Convertible Preferred Stock, Series B ("Preferred Stock-B"); 319,865 shares of $1.60 Cumulative Convertible Preferred Stock, Series C ("Preferred Stock-C"); 432,310 shares of $1.80 Cumulative Convertible Preferred Stock, Series D ("Preferred Stock-D"); and 6,000,000 shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F ("Preferred Stock-F"). All shares of a former series of Preferred Stock, designated as $2.60 Cumulative NonVoting Preferred Stock, Series E, have been redeemed and restored to the status of authorized but unissued Preferred Stock. See "Description of Preferred Stock--Preferred Stock Currently Outstanding" below.

     The rights of the holders of PNC's Common Stock are subject to any rights and preferences of such outstanding series of Preferred Stock, and the Preferred Stock herein offered, and would be subject to the rights and preferences of any additional shares of Preferred Stock, or any series thereof, which might be issued in the future.

     The existence of authorized but unissued Preferred Stock could have the effect of discouraging an attempt to acquire control of PNC. For example, Preferred Stock could be issued to persons, firms or entities known to be friendly to management.

PREFERRED STOCK OFFERED HEREIN

General

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The particular terms of any series of Preferred Stock offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Preferred Stock so offered will be described in the Prospectus Supplement relating to such Preferred Stock. If so specified in the applicable Prospectus Supplement, the terms of any series of Preferred Stock may differ from the terms set forth below. The description below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Designation of Series relating to the Preferred Stock the form of which is incorporated by reference as Exhibit 4.4 to the Registration Statement of which this Prospectus is a part and the definitive form of which will be filed with the Commission.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the applicable Prospectus Supplement, the shares of each series of Preferred Stock will upon issuance rank on a parity in all respects with PNC's existing series of Preferred Stock, described below, and each other then outstanding series of preferred stock of PNC. Holders of the Preferred Stock will have no preemptive rights to subscribe for any additional securities which may be issued by PNC. Unless otherwise specified in the applicable Prospectus Supplement, The Chase Manhattan Bank, New York, New York, will be the transfer agent and registrar for the Preferred Stock.

     Because PNC is a holding company, its rights and the rights of holders of its securities, including the holders of Preferred Stock, to participate in the assets of any PNC subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors and preferred shareholders, except to the extent PNC may itself be a creditor with recognized claims against such subsidiary or a holder of preferred shares of such subsidiary. See "Supervision, Regulation and Other Matters"

     PNC may, at its option, elect to offer Depositary Shares ("Depositary Shares") evidenced by depositary receipts ("Depositary Receipts"), each representing a fractional interest (to be specified in the Prospectus Supplement relating to the particular series of Preferred Stock) in a share of a particular series of the Preferred Stock issued and deposited with a Depositary (as defined below). See "Description of Depositary Shares" below.

Dividends

     The holders of the Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of PNC or a duly authorized committee thereof, out of funds legally available therefor, dividends at such rates and on such dates as will be specified in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable Prospectus Supplement. Dividends will be payable to the holders of record as they appear on the stock books of PNC on such record dates as will be fixed by the Board of Directors of PNC or a duly authorized committee thereof. Dividends may be paid in the form of cash, Preferred Stock (of the same or a different series) or Common Stock of PNC, in each case as specified in the applicable Prospectus Supplement.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as specified in the applicable Prospectus Supplement. If the Board of Directors of PNC fails to declare a dividend payable on a dividend payment date on any Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock"), then the holders of such Preferred Stock will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and PNC will have no obligation to pay the dividend accrued for such period, whether or not dividends on such Preferred Stock are declared or paid on any future dividend payment dates.

     If dividends on a particular series shall have been determined to be cumulative, no dividends shall be paid or set apart for payment or declared on the Common Stock or on any class or series of stock of PNC ranking as to dividends subordinate to such series (other than dividends payable in Common Stock or in any class or series of stock of PNC ranking as to dividends and assets subordinate to such series) and no payment shall be made or set apart for the purchase, redemption or other acquisition for value of any shares of Common Stock or of any class or series of stock of PNC ranking as to dividends or assets subordinate to such series, until dividends (to the extent cumulative) for all past dividend periods on all outstanding shares of such series have been paid, or declared and set apart for payment, in full. In case dividends for any dividend period are not paid in full on all shares of Preferred Stock ranking equally as to dividends, all such shares shall participate ratably in the payment of dividends for such period in proportion to the full amounts of dividends to which they are respectively entitled.

Voting

     Except as provided herein or in the applicable Prospectus Supplement, or as required by applicable law, the holders of Preferred Stock have only such voting rights with regard to matters submitted to a vote of the shareholders of PNC as shall be fixed and determined by PNC's Board of Directors. Except as otherwise required by law or provided by the Board of Directors and described in the applicable Prospectus Supplement, holders of Preferred Stock having voting rights and holders of Common Stock vote together as one class. Holders of Preferred Stock do not have cumulative voting rights.

     If PNC shall have failed to pay, or declare and set apart for payment, dividends on all outstanding shares of Preferred Stock in an amount equal to six quarterly dividends at the rates payable upon such shares (whether or not such dividends are cumulative), the number of directors of PNC shall be increased by two at the first annual meeting of the shareholders of PNC held thereafter, and at such meeting and at each subsequent annual meeting until cumulative dividends payable for all past dividend periods and continuous noncumulative dividends for at least one year on all outstanding shares of Preferred Stock entitled thereto shall have been paid, or declared and set apart for payment, in full, the holders of shares of Preferred Stock of all series shall have the right, voting as a class, to elect such two additional members of the Board of Directors to hold office for a term of one year. Upon such payment, or such declaration and setting apart for payment, in full, the terms of the two additional directors so elected shall forthwith terminate, and the number of directors of PNC shall be reduced by two, and such voting right of the holders of shares of Preferred Stock shall cease, subject to increase in the number of directors as aforesaid and to revesting of such voting right in the event of each and every additional failure in the payment of dividends in an amount equal to six quarterly dividends as aforesaid.

     PNC shall not, without the affirmative vote at a meeting, or the written consent with or without a meeting, of the holders of at least two-thirds of the then outstanding shares of Preferred Stock of all series (a) create or increase the authorized number of shares of any class of stock ranking as to dividends or assets prior to the Preferred Stock; or (b) change the preferences, qualifications, privileges, limitations, restrictions or special or relative rights granted to or imposed upon the shares of Preferred Stock in any material respect adverse to the holders thereof, provided that if any such change will affect any particular series materially and adversely as contrasted with the effect thereof upon any other series, no such change may be made without, in addition, such vote or consent of the holders of at least two-thirds of the then outstanding shares of the particular series which would be so affected.

     Subject to such affirmative vote or consent of the holders of the outstanding shares of Preferred Stock of any series, PNC may, by resolution of its Board of Directors or as otherwise permitted by law, from time to time alter or change the preferences, rights or powers of the Preferred Stock of such series. The holders of the Preferred Stock of such series shall not be entitled to participate in any such vote if, at or prior to the time when any such alteration or change is to take effect, provision is made for the redemption of all the Preferred Stock of such series at the time outstanding. See "Redemption by PNC" below. Nothing in this section shall be taken to require a class vote or consent in connection with the authorization, designation, increase or issuance of any shares of any class or series (including additional Preferred Stock of any series) that rank junior to or on a parity with the Preferred Stock of such series as to dividends and liquidation rights or in connection with the authorization, designation, increase or issuance of any bonds, mortgages, debentures or other obligations of PNC.

     Under interpretations adopted by the Federal Reserve or its staff, if the holders of Preferred Stock of any series become entitled to vote for the election of directors because dividends on such series are in arrears as described above, such series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if it otherwise exercises a "controlling influence" over PNC) may then be subject to regulation as a bank holding company in accordance with the BHC Act. In addition, at such time as such series is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire more than 5% of such series, and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire 10% or more of such series.

Liquidation of PNC

     In the event of voluntary or involuntary liquidation of PNC, the holders of shares of each series of Preferred Stock shall be entitled to receive from the assets of PNC (whether capital or surplus), prior to any payment to the holders of Common Stock or of any class or series of stock of PNC ranking as to assets subordinate to such series, the amount fixed by the Board of Directors for such series and described in the applicable Prospectus Supplement, plus, in case dividends on such series shall have been determined to be cumulative, an amount equal to the accrued and unpaid dividends thereon (to the extent cumulative) computed to the date on which payment thereof is made available, whether or not earned or declared. After such payment to the holders of shares of such series, any remaining balance shall be paid to the holders of Common Stock or of any class or series of stock of PNC ranking as to assets subordinate to such series, as they may be entitled. If, upon liquidation of PNC, its assets are not sufficient to pay in full the amounts so payable to the holders of shares of all series of Preferred Stock ranking equally as to assets, all such shares shall participate ratably in the distribution of assets in proportion to the full amounts to which they are respectively entitled. Neither a merger nor a consolidation of PNC into or with any other corporation nor a sale, transfer or lease of all or part of the assets of PNC shall be deemed a liquidation of PNC within the meaning of this paragraph.

Redemption by PNC

     Except as otherwise provided by the Board of Directors and described in the applicable Prospectus Supplement, PNC, at its option to be exercised by its Board of Directors, may redeem the whole or any part of the Preferred Stock or of any series thereof at such times and at the applicable amount for each share which shall have been fixed and determined, plus, in case dividends shall have been determined to be cumulative, an amount equal to the accrued and unpaid dividends thereon (to the extent cumulative) computed to the date fixed for redemption, whether or not earned or declared (hereinafter collectively called the "redemption price"). If at any time less than all of the Preferred Stock then outstanding is to be called for redemption, the Board may select one or more series to be redeemed, and if less than all the outstanding Preferred Stock of any series is to be called for redemption, the shares to be redeemed may be selected by lot or by such other equitable method as the Board in its discretion may determine.

     Notice of redemption shall be published at least once in a newspaper of general circulation in Philadelphia, Pennsylvania, or in the Borough of Manhattan, New York, and copies of such notice shall be given by mailing the same to each record holder of the Preferred Stock to be redeemed, not less than 30 nor more than 60 days prior to the date fixed for redemption thereof, to the respective addresses of such holders as the same shall appear on the stock books of PNC. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; and (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price. If fewer than all the shares of Preferred Stock of any series held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Preferred Stock to be redeemed from such holder.

     If notice of redemption of any share of Preferred Stock has been given, from and after the redemption date for such shares (unless default shall be made by PNC in providing money for the payment of the redemption price of such shares), dividends on such shares shall cease to accrue and such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as shareholders of PNC (except the right to receive the redemption price) shall cease. Failure to give notice by mail or any defect therein or failure of any addressee to receive it shall not affect the validity of the proceedings for redemption. Conversion rights of shares called for redemption shall terminate at the close of business on the date fixed for redemption or at such earlier time as shall have been fixed by the Board of Directors. Upon surrender in accordance with such notice of the certificates representing any such shares (properly endorsed or assigned for transfer, if the Board of Directors of PNC shall so require and the notice shall so state), the redemption price set forth above shall be paid out of the funds provided by PNC. If fewer than all the shares represented by any such certificate are redeemed, a new certificate representing the unredeemed shares shall be issued without cost to the holder thereof.

     Except as otherwise provided by the Board of Directors and described in the applicable Prospectus Supplement, PNC shall have the right to acquire Preferred Stock from time to time at such price or prices as PNC may determine, provided that unless dividends (to the extent cumulative) payable for all past quarterly dividend periods on all outstanding shares of Preferred Stock entitled to cumulative dividends have been paid, or declared and set apart for payment, in full, PNC shall not acquire for value any shares of Preferred Stock except in accordance with an offer (which may vary as to terms offered with respect to shares of different series but not with respect to shares of the same series) made in writing or by publication (as determined by the Board of Directors) to all holders of record of shares of Preferred Stock.

Conversion

     The holders of any series of Preferred Stock will have such rights, if any, to convert such shares into or to exchange such shares for, cash, shares of PNC's Common Stock or any other class of capital securities of PNC as may be set forth in the Prospectus Supplement relating to such series of Preferred Stock.

PREFERRED STOCK CURRENTLY OUTSTANDING

     The following summaries of the outstanding Preferred Stock are qualified in their entirety by reference to the corresponding Designations of Series and description of Preferred Stock contained in PNC's Articles of Incorporation, as amended, attached as Exhibits 99.1 and 99.2 (with respect to the Preferred Stock-F) to PNC's Current Report on Form 8-K dated October 7, 1996 and PNC's application for registration of securities on Form 8-A filed September 24, 1987 (File No. 1-9718) and incorporated herein by reference.

     Holders of outstanding Preferred Stock are entitled to cumulative dividends at the annual rate of $1.80 per share for Preferred Stock-A, Preferred Stock-B and Preferred Stock-D and $1.60 per share for Preferred Stock-C, payable quarterly when and as declared by the Board of Directors of PNC. The Board of Directors may not pay or set apart dividends on Common Stock until dividends for the current period and all past dividend periods on all series of outstanding Preferred Stock have been paid or declared and set apart for payment. Dividends on Preferred Stock-F are payable quarterly at a rate per share of 6.05% per annum through September 29, 2001, and thereafter at the "Applicable Rate" (as defined in the Designation of Series relating to the Preferred Stock-F), which rate will not be less than 6.55% nor greater than 12.55% (unless there are certain changes made to the Internal Revenue Code). Dividends on the Preferred Stock-F are not cumulative and no rights accrue to the holders by reason of the fact that PNC may fail to declare or pay dividends on the Preferred Stock-F in any amount in any year.

     Holders of outstanding Preferred Stock, other than Preferred Stock-F, are entitled to a number of votes equal to the number of full shares of Common Stock into which their Preferred Stock is at the time convertible. Holders of outstanding Preferred Stock currently are entitled to the following conversion privileges: (i) one share of Preferred Stock-A or Preferred Stock-B is convertible into eight shares of Common Stock and (ii) 2.4 shares of Preferred Stock-C or Preferred Stock-D are convertible into four shares of Common Stock. Shares of Preferred Stock-F do not have voting rights, except in limited circumstances.

     On the liquidation of PNC, holders of outstanding Preferred Stock would be entitled to receive, before any payments are made with respect to Common Stock, a specified amount for each share held by them, plus all dividends accrued and unpaid thereon, or such lesser amount remaining after the claims of all creditors have been satisfied, ratably with holders of other series of Preferred Stock ranking equally as to assets. The liquidation preference is $40 per share for Preferred Stock-A and Preferred Stock-B, $20 per share for Preferred Stock-C and Preferred Stock-D and $50 per share for Preferred Stock-F.

     Preferred Stock-A, Preferred Stock-C and Preferred Stock-D are redeemable at any time at the option of PNC at redemption prices equal to the respective liquidation preference amounts stated above, plus accrued and unpaid dividends, if any. Preferred Stock-B is not redeemable. Prior to September 30, 2001, Preferred Stock-F is not redeemable, except in limited circumstances by PNC upon certain changes to the Internal Revenue Code at a declining redemption price ranging from $52.20 to the liquidation preference amount, plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding dividend payment date (but without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption. On and after September 30, 2001, Preferred Stock-F is redeemable at the option of PNC at its liquidation preference amount, plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding dividend payment date (but without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption.

     All outstanding series of Preferred Stock, other than Preferred Stock-F, are convertible (unless called for redemption and not converted within the time allowed therefor), at any time at the option of the holder. No adjustment will be made for dividends on Preferred Stock converted or on Common Stock issuable upon conversion. The conversion rate of each series of convertible Preferred Stock will be adjusted in certain events, including payment of stock dividends on, or splits or combinations of, the Common Stock or issuance to holders of Common Stock of rights to purchase Common Stock at a price per share less than 90% of Current Market Price as defined in the Articles of Incorporation of PNC. Appropriate adjustments in the conversion provisions also will be made in the event of certain reclassifications, consolidations or mergers or the sale of substantially all of the assets of PNC. Preferred Stock-F is not convertible into shares of Common Stock or any other security of PNC.

     PNC shall have the right to acquire outstanding Preferred Stock from time to time at such price or prices as PNC may determine, provided that unless dividends (to the extent cumulative) payable for all past quarterly dividend periods on all outstanding shares of Preferred Stock entitled to cumulative dividends have been paid, or declared and set apart for payment, in full, PNC shall not acquire for value any shares of Preferred Stock except in accordance with an offer (which may vary as to terms offered with respect to shares of different series but not with respect to shares of the same series) made in writing or by publication (as determined by the Board of Directors) to all holders of record of shares of Preferred Stock.

     Preferred Stock-A, Preferred Stock-B and Preferred Stock-F are currently traded in the over-the-counter market. Preferred Stock-C and -D are listed and traded on the New York Stock Exchange. The Chase Manhattan Bank, New York, New York, is transfer agent and registrar for all outstanding series of Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     Certain general terms and provisions of the Deposit Agreement (as described below), the Depositary Shares and the Depositary Receipts to which a Prospectus Supplement may relate are set forth below. The particular terms of the Preferred Stock offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Depositary Shares will be described in the Prospectus Supplement relating to such Preferred Stock. The descriptions below and in any Prospectus Supplement do not purport to be complete and are subject to and qualified in their entirety by reference to the Deposit Agreement and the Depositary Receipts, the forms of which are incorporated by reference as Exhibits 4.5 and 4.6, respectively, to the Registration Statement of which this Prospectus is a part and the definitive forms of which will be filed with the Commission.

     PNC may, at its option, elect to offer fractional interests in the Preferred Stock, rather than whole shares of such securities. In the event such option is exercised, PNC will provide for the issuance by a Depositary to the public of receipts for Depositary Shares, each of which will represent a fractional interest (to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock) in a share of a particular series of the Preferred Stock as described below.

     The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement ("Deposit Agreement") between PNC and a bank or trust company selected by PNC having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 ("Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary, which may be one of the Banks. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing the fractional shares of the related series of Preferred Stock in accordance with the terms of the offering described in a related Prospectus Supplement.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of PNC, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at PNC's expense.

     Upon surrender of Depositary Receipts at the office of the Depositary (unless the Depositary Shares have been previously called for redemption) and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the number of whole shares of the related Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts. Partial shares of Preferred Stock will not be issued. Holders of Depositary Shares will be entitled to receive shares of the related series of Preferred Stock as set forth in a related Prospectus Supplement, but holders of such whole shares of such Preferred Stock thus withdrawn will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. PNC does not expect that there will be any public trading market for the withdrawn shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of PNC, sell such property and distribute the net proceeds from such sale to such holders.

REDEMPTION OF DEPOSITARY SHARES

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever PNC redeems Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to the shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holder of the Depositary Shares will cease, except the right to receive the monies payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and PNC will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

CONVERSION OF PREFERRED STOCK

     If a series of the Preferred Stock underlying the Depositary Shares is convertible into shares of PNC's Common Stock or any other class of capital securities of PNC, PNC will accept the delivery of Depositary Receipts for purposes of effecting conversions of the Preferred Stock utilizing the same procedures as those provided for delivery of certificates for the Preferred Stock pursuant to the terms of the series of Preferred Stock. If the Depositary Shares represented by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Depositary Receipts will be issued by the Depositary for the Depositary Shares not to be converted.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between PNC and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by PNC or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of PNC.

CHARGES OF DEPOSITARY

     PNC will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. PNC will also pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

     The Depositary will forward to the holders of Depositary Shares all reports and communications from PNC which are delivered to the Depositary and which PNC is required to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor PNC will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of PNC and the Depositary under the Deposit Agreement will be limited to performance in good faith of their respective duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or shares of Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to PNC notice of its election to do so, and PNC may at any time remove the Depositary, any such resignation or removal to take effect only upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                              PLAN OF DISTRIBUTION

     PNC Funding may offer and sell Debt Securities to or through underwriters, acting as principals for their own accounts or as agents, and also may offer and sell Debt Securities directly to other purchasers. PNC may offer and sell Common Stock and Preferred Stock to or through underwriters, acting as principals for their own accounts or as agents, and also may offer and sell Common Stock and Preferred Stock directly to other purchasers. Any underwriters in connection with Offered Debt Securities, Common Stock or Preferred Stock will be named in the related Prospectus Supplement and any underwriting compensation paid to such underwriters will be set forth therein. Underwritten offerings may involve underwriting syndicates represented by managing underwriters, or underwriters without a syndicate.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters or agents acting on PNC's behalf may receive compensation from PNC Funding, PNC or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter will be identified and any such compensation will be described in the Prospectus Supplement.

     Under agreements which may be entered into with PNC Funding and PNC, underwriters, dealers and agents may be entitled to indemnification by PNC Funding or PNC against certain liabilities, including liabilities under the Securities Act, and to contributions from PNC Funding or PNC in respect of such liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for PNC Funding or PNC in the ordinary course of business.

     If so indicated in the Prospectus Supplement, PNC Funding and/or PNC will authorize underwriters or other persons acting as PNC Funding's agents and/or PNC's agents to solicit offers by certain institutions to purchase Debt Securities from PNC Funding and/or Preferred Stock from PNC pursuant to contracts providing for payment and delivery on a future date or dates stated in the applicable Prospectus Supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by PNC Funding or PNC. The obligations of any purchaser under any such contract will not be subject to any conditions, except that (1) the purchase of the Debt Securities, or the Common Stock or the Preferred Stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (2) if Debt Securities or Common Stock or Preferred Stock are also being sold to underwriters, PNC Funding or PNC shall have sold to such underwriters the Debt Securities or the Common Stock or the Preferred Stock not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

     The validity of the Securities and related Guarantees and the Common Stock, the Preferred Stock and the Depositary Shares will be passed upon for PNC Funding and PNC by Melanie S. Cibik, Senior Counsel of PNC, One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222. As of June 30, 1997, Miss Cibik beneficially owned 908 shares of PNC's Common Stock under PNC's employee plans. If the Securities are being distributed in an underwritten offering, the validity of the Securities and related Guarantees and the Common Stock, the Preferred Stock and the Depositary Shares will be passed upon for the underwriters by counsel identified in the Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of PNC incorporated by reference into the Annual Report on Form 10-K of PNC for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Documents incorporated herein by reference in the future will include financial statements, related schedules (if required) and auditors' reports, which financial statements and schedules will have been audited to the extent and for the periods set forth in such reports by the firm or firms rendering such reports, and, to the extent so audited and consent to incorporation by reference is given, will be incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

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                                  $250,000,000

                                PNC FUNDING CORP

                       6 1/8% SUBORDINATED NOTES DUE 2009

             UNCONDITIONALLY GUARANTEED ON A SUBORDINATED BASIS BY
                                 PNC BANK CORP.

                                 PNC BANK LOGO

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                               FEBRUARY 16, 1999

                            ------------------------

                              SALOMON SMITH BARNEY

                             CHASE SECURITIES INC.

                              GOLDMAN, SACHS & CO.

                           PNC CAPITAL MARKETS, INC.

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